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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **July, 2008**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
_____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
_____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- _____.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	Royal Standard Minerals Inc.
	(Registrant)
Date: July 15, 2008	By \S\ Roland M. Larsen
	President & CEO

SEC1815 (04-07)

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106
LISTED: STANDARD & POORS

TSX.V:RSM
OTCBB:RYSMF

RSM PROGRESS AT GOLDWEDGE PROPERTY, NYE COUNTY, NEVADA

FOR IMMEDIATE RELEASE

ROYAL STANDARD MINERALS INC., "RSM", JULY 14, 2008 MANHATTAN, NEVADA, At Goldwedge, the program of processing the low grade gold mineralized stockpiled material that was mined during the development of the upper portion of the decline is near completion. This material has been used to further the development and achieve the necessary improvements to the plant configuration for the best gold recoveries with the onsite gravity plant, according to Qualified Person, Roland M. Larsen.

The first shipment of gold concentrates will be delivered this week for gold processing. This first shipment includes more than 100 ounces in concentrate which is smaller than what was previously announced, this is due to fact that it is the first shipment to the outside laboratory. We are expecting more than a 98% recovery to gold dore during the recovery process. A second shipment is planned for the end of July or early August, 2008. The concentrate grade is expected to improve with the next shipment. The expectation is that continued improvements in the concentrate grade on a monthly basis will be achieved going forward.

The dewatering program for the underground development is achieving progress and has reduced the water level by at least one hundred feet to this point. As a result the underground decline development program has resumed. The Company is planning to increase the size of the mine crew for both the day and night shifts.

In the underground program within the "F" cross cut area has identified another gold bearing zone that is more than 50 feet wide and may represent a separate potentially mineable gold bearing zone located on the southern portion of the property. This location is approximately 800 feet south of the B drift (B-2 cross cut) where previous underground development has identified several potentially mineable gold bearing zones within the B drift. These gold zones represent important sources of quality gold mineralized feed to the plant going forward.

An underground drilling program is planned to test the vertical and lateral extents of these and other target areas within the underground developed area. The company underground drill has been utilized on surface drilling for the past 12 months and will be converted back to an underground drill for this project.

RSM has renewed the investor relations contract with YES International for an additional 12 months. Mr. Rich Kaiser, President has filed the necessary Form 2C1 declaration form with the TSX.V exchange.

RSM is a natural resource exploration and development company. For further information about this release contact Mr. Rich Kaiser, Investor Relations, 800-631-8127.

The TSX.V Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

For more information
Please call Roland Larsen, Qualified Person NI-43-101 @ (775) 487-2454 or FAX @ (775) 775-2460
Visit our website at royalstandardminerals.com